EXHIBIT 99.1

Neptune Provides Business Update

LAVAL, Quebec, April 29, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), today provided a business update.

"Since taking over as CEO earlier this year, we have conducted a thorough review of our operations," said Jim Hamilton, President and CEO of Neptune. "Much has been done to strengthen the Corporation and position it for the future.  Our business has a solid foundation, built on science, intellectual property and entrepreneurship.  Moreover, as the krill oil pioneer, with a strong history and solid industry recognition, and based upon my discussions with customers I believe that their doors are very much open to us. We still have much work, but together with a committed management team and board, we are well positioned to resume our leadership role in the phospholipid omega-3 space and I am excited about the opportunities ahead."

Sherbrooke Plant

"Neptune's Sherbrooke plant has a proven ability to produce at the preliminary targeted capacity of 150 metric tons annually and meet all product label specifications," highlighted Mr. Hamilton. "However, at that level we are seeing some product handling characteristics that are not fully in line with what all our customers expect. As a result, we are slowing the production process down to better deliver on expectations.  Although this allows us to offer a superior product, it is temporarily resulting in higher production costs."

A team, including third-party experts, is determining the cause of the production issue and identifying a longer-term, cost effective solution to enhance product attributes and increase output. "We have engaged outside leading specialists, individuals I have personally worked with in the past, and directionally I am very confident as to where we are going. It is not unusual for a new production facility to experience such hurdles and we are making important progress to resolve the situation as quickly as possible."

Fourth Quarter Fiscal Year 2015 Preliminary Unaudited Results

Based on preliminary, unaudited financial results for the fourth quarter ended February 28, 2015, Neptune expects revenues to be approximately $4.0 million. As a result of various non-recurring items, largely related to the plant issues, quarterly operational expenses are expected to be significantly higher than originally anticipated. Neptune will be reporting its fourth quarter results on May 27, 2015 after markets close.

Departure of Chief Financial Officer: André Godin

The Corporation announces the departure of André Godin as Chief Financial Officer of Neptune and its subsidiaries effective immediately. Andre was with Neptune since 2003 and played an active leadership role in all aspects of the organization. "We would like to thank André for all his contributions to Neptune's success over the years and wish him all the best in his future endeavours," said Jim Hamilton, President and CEO. An executive search is currently underway to fulfil his function.

Intellectual Property: '351 Patent

On March 23, 2015 the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims under review in Neptune's '351 patent (U.S. Patent: 8,278,351) and triggering on-going royalty payments to Neptune by Aker and Enzymotec. Under a royalty agreement with each of them, payments in the US depended on the PTAB's review of certain claims in Neptune's '351 patent.

On April 23, 2015 both Aker and Enzymotec filed a request with the same PTAB for a rehearing on the two claims that were shown to be patentable.  If the request is approved, all parties have the opportunity to restate their positions with regards to those two claims at the hearing. A new PTAB decision would follow in the months after the hearing.  As set forth in the settlement agreements entered into with Aker and Enzymotec, on-going royalty payments owed to Neptune should go into escrow until a final decision is rendered by the courts.

Outlook

"Our overriding objectives are to ensure customers receive a premium product and to optimize plant output in a cost effective manner as quickly as possible," said Mr. Hamilton.  As a result of the lower production levels, sales and expenses for the first quarter ended May 31, 2015 are expected to be negatively impacted. "However, we expect sales and expenses to improve as plant output and efficiencies increase."

"Given current production issues and various strategic opportunities we have under consideration, we feel that it is prudent and in the best interest of shareholders, to defer any share buybacks related to our Normal Course Issuer Bid."

"Despite our present challenges, we continue to be confident in our business model and our growth prospects. Together with a committed management team and Board, we will drive growth by selling innovative products, building a more agile business and seizing new market opportunities."

Conference Call Details

Neptune will be holding a conference call on Thursday April 30, 2015 at 8:30 AM (ET) to discuss its business update.

Date:	Thursday April 30, 2015

Time:	8:30 AM Eastern Time

Conference ID:	38167346

Call:	1‐877-380-5664 (within Canada & the U.S.)
1-631-813-4882 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com